K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

September 7, 2018

VIA EDGAR

Ms. Beckie Marquigny
Senior Counsel

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust File Nos. 333-180879 and 811-22704

Dear Ms. Marquigny:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to comments you delivered to us orally on July 27, 2018 regarding the Trust’s Post-Effective Amendment No. 76 (PEA No. 76), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 14, 2018 for the purpose of registering shares of the Cambria Trinity ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: To the extent any of the following comments are applicable to any other disclosure in PEA No. 76 not otherwise directly referenced by the comments, please confirm that the Registrant will apply the comment globally.

Response: Confirmed.

2.

Comment: Please delete the second sentence from the Fund’s investment objective as it describes the Fund’s strategy, not its investment objective. Instead, include a plain English version of this sentence in the Fund’s principal investment strategy that summarizes the following language: “identifying an investable portfolio of equity and fixed income securities, real estate, commodities and currencies.”

September 7, 2018

Response: We have made the requested change. The following sentences have been added as the first paragraph of the Fund’s principal investment strategy:

The Underlying Index is designed to provide diversified exposure to all of the major asset classes in the various regions, countries, and sectors around the globe and absolute positive returns with lower volatility and risk compared to global equity markets. The major asset classes included in the Underlying Index are equity and fixed income securities, real estate, commodities, listed derivatives, and currencies.

3.

Comment: Please provide the Staff with the details of the Fund’s fee table and expense examples via correspondence once they become available and before the Fund’s registration statement goes effective. Please also provide a copy of the white paper for the Underlying Index created by Cambria Indices, LLC (the Index methodology) via correspondence once it becomes available.

Response: The Registrant provided a copy of the Fund’s fee table and expenses as well as its Underlying Index’s methodology to the Staff via e-mail on Thursday, September 6, 2018. The Fund’s completed fee table and expense examples are set forth below:

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee	0.00%
Distribution and/or Service (12b-1) fees	0.00%
Acquired Fund Fees and Expenses*	0.66%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses*	0.66%

*	Based on estimated amounts for the current fiscal year.

EXAMPLE

One Year:	Three Years:
$67	$211

4.

Comment: Please revise the Fund’s principal investment strategy to define or explain “trend investing” in plain English so that investors understand what constitutes a trend for index selection purposes.

Response: We have made the requested change. The following sentence has been added to the second paragraph of the Fund’s principal investment strategy:

Momentum and trend following strategies, both of which are based on quantitative and algorithmic models, attempt to (1) invest in assets when their prices are in an uptrend (i.e., prices are increasing over a specified time period) and/or increasing relative to the prices of other assets, and (2) sell or short assets when their prices are in a downtrend (i.e., prices are decreasing over a specified time period) and/or decreasing relative to the prices of other assets.

September 7, 2018

5.

Comment: In the second sentence of the second paragraph of the Fund’s principal investment strategy, please add “annual” before “rebalance date,” and delete the last sentence of the principal investment strategy description. Please also state the expected number, or number range, of Index components in the Fund’s principal investment strategy.

Response: We have made the requested changes.

6.

Comment: The Staff notes the inclusion of Quantitative Security Selection Risk as a principal risk of the Fund. In the Fund’s principal investment strategy, please identify or summarily describe the quantitative techniques used to determine whether securities should be included in the Underlying Index. Clarify which strategies give rise to this risk.

Response: We have deleted Quantitative Security Selection Risk as a principal risk of the Fund.

7.	Comment: Please revise the disclosure to state the basis upon which securities are selected for inclusion in the Underlying Index.

Response: We have revised the Fund’s principal investment strategy to include the following:

As of the date of this Prospectus, the Underlying Index was comprised of 17 Underlying Vehicles selected by the Index Provider that provide investment exposure to these various asset classes and strategies. Through these Underlying Vehicles, the Underlying Index allocated approximately 16% of its portfolio to equity securities, 24% to fixed income securities, 44% to trend following strategies, and 16% to other asset classes such as currencies and real assets, including commodities, listed derivatives, and real estate. So long as an Underlying Vehicle remains eligible for inclusion in the Underlying Index, the Underlying Vehicles will remain unchanged. If, however, one or more of the Underlying Vehicles is delisted or is otherwise no longer eligible to remain in the Underlying Index, a new Underlying Vehicle will be selected to replace the delisted Underlying Vehicle in accordance with the Underlying Index’s rules-based methodology.

8.	Comment: Please disclose if the Fund intends to invest more than 25% of net assets in sovereign debt from a single foreign country.

Response: The Registrant does not expect the Fund to invest more than 25% of its total assets in the sovereign debt of a single foreign country. Accordingly, the Registrant has not revised the corresponding disclosure.

9.	Comment: Please delete the duplicative disclosure from the first sentence of the third paragraph of the Fund’s principal investment strategy.

Response: We have made the requested change.

September 7, 2018

10.

Comment: Please revise the last sentence of the fourth paragraph of the Fund’s principal investment strategy to provide examples of “instruments not included in the Underlying Index, but which Cambria Investment Management, L.P., the Fund’s investment adviser (“Cambria”), believes will help the Fund track the Underlying Index” consistent with the language of the Fund’s exemptive relief.

Response: We have deleted the last sentence in the aforementioned paragraph of the Fund’s principal investment strategy and revised the penultimate sentence in that same paragraph as set forth below:

The Fund may invest up to 20% of its net assets in instruments not included in the Underlying Index, but which Cambria Investment Management, L.P., the Fund’s investment adviser (“Cambria”), believes will help the Fund track the Underlying Index, including, but not limited to, futures, options, swap contracts, cash and cash equivalents, and money market funds.

11.

Comment: Please identify any concentration of Fund assets as of the date of the Prospectus, or the most recent practicable date, or disclose in the Fund’s principal investment strategy that the Fund is not concentrated.

Response: As of September 7, 2018, the Fund was not concentrated in the issuers of any particular industry or group of industries. We have added the following sentence to the Fund’s principal investment strategy:

As of the date of this Prospectus, neither the Fund nor the Underlying Index were concentrated in an industry or group of industries.

12.	Comment: Please revise the Fund’s principal investment strategy to reflect that the Fund rebalances on the same schedule as the Index.

Response: We have made the requested change.

13.

Comment: Please add the following risks associated with the Fund’s principal investment strategy as principal risks of the Fund: Preferred Stock Risk, Convertible Securities Risk, Counterparty Risk, and Credit Risk.

Response: We have added Credit Risk as a principal risk of the Fund; however, we have not added Counterparty Risk as the Fund does not invest in unlisted derivatives as part of its principal investment strategy. In addition, we have removed the references to preferred stock and convertible securities from the Fund’s principal investment strategy. Accordingly, we have not added Preferred Stock Risk and Convertible Securities Risk as principal risks of the Fund.

14.

Comment: Please revise the Fund’s principal investment strategy to reflect the inclusion of Geographic Investment Risk as a principal risk of the Fund. To the extent the Fund is focused in a particular geographic region or country, please identify the Fund’s geographic focus and add corresponding risk disclosure.

Response: The Fund is not currently focused in any particular geographic region or country outside the United States. Accordingly, we have not revised the Fund’s principal investment strategy, which states that “[t]he Underlying Index is designed to provide diversified exposure to all of the major asset classes in the various regions, countries, and sectors around the globe….” Accordingly, Geographic Investment Risk remains an inherent risk of the Fund given the construction of the Underlying Index methodology even though the Fund is not currently concentrated in a particular geographic location.

September 7, 2018

15.

Comment: Please supplementally explain why “disruptions that arise from human error, processing and communications errors, counterparty or third-party errors, technology or systems failures” are identified as principal risks of the Fund in its “Operational Risk” description.

Response: The disruptions, errors and failures noted in the Fund’s “Operational Risk” are not principal risks of the Fund. The Registrant has moved the description of “Operational Risk” to the “Additional Non-Principal Risk Information” section in Item 9 of the Prospectus.

16.	Comment: The Staff notes that the description of “Quantitative Security Selection Risk” is written very broadly. Please delete this risk. In the alternative, supplementally explain:

(i)	why would an index rely on erroneous data?
(ii)	is there insufficient testing in place to avoid this as a principal risk?
(iii)	why would a quantitative model that is appropriately tested before launch and sound become flawed?

Response: As noted in our response to Comment 6, we have deleted Quantitative Security Selection Risk as a principal risk of the Fund.

17.

Comment: The third paragraph under “Additional Information About the Fund’s Strategies” refers to the publicly available data used to weight Index components and the screens used to limit country, sector, and industry concentration. Please provide the Index methodology and identify the corresponding language for the Staff in the white paper.

Response: We have deleted the referenced paragraph. The revised Index methodology assigns a specific weight to each of its Index components on the Index rebalance date and does not rely on publicly available data for weighting purposes.

18.	Comment: If correct, consider stating in Item 9 that the Fund, as an index fund, does not take temporary defensive positions.

Response: We confirm that the Fund, as an index fund, will not take temporary defensive positions; however, we respectfully decline to add this negative disclosure per Instruction 6 of Item 9 of Form N-1A, which notes to disclose the ability to take temporary defensive positions, “if applicable.” Further, we note that the Fund’s Item 4 and 9 descriptions of “Passive Investment Risk” make clear that the Fund “[m]aintain[s] investments regardless of market conditions or the performance of individual investments….”

19.

Comment: The Staff notes that the Item 9 description of “Liquidity Risk” references derivatives, but neither the Fund’s principal investment strategy nor principal risks refer to derivatives. Please either delete the reference or revise and reconcile these sections of the Prospectus. If investing in derivatives is part of the Fund’s principal investment strategy, please disclose how derivatives are valued with respect to the Fund’s 80% policy.

Response: As noted in our responses to Comments 2 and 10, we have added references to “listed derivatives” as well as “futures, options, [and] swap contracts” to the Fund’s principal investment strategy. We have also added corresponding principal risk disclosure for derivatives.

September 7, 2018

SAI and Part C

20.

Comment: The Staff notes that in the fourth paragraph following the enumerated fundamental policies under “Investment Policies and Restrictions” that, “except with respect to borrowing, if a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of the Fund’s investments will not constitute a violation of such limitation.” Please explain supplementally how this language applies to the Fund’s limit on illiquid investments and whether restrictions on illiquid investments are limited to the time of the investment.

Response: We confirm that this language also applies to the Fund’s limit on illiquid investments, and we have revised the relevant disclosure accordingly.

21.

Comment: The Staff notes that license agreements are considered to be material contracts under Item 28(h) of Form N-1A. Please direct the Staff to the relevant license agreement for this Fund previously filed as an exhibit to the Trust’s registration statement or include the agreement as an exhibit to the Fund’s upcoming registration statement filing.

Response: The Fund does not currently have a sublicense agreement between the Adviser and the Trust on file with the Fund’s registration statement; however, the Registrant filed similar sublicense agreements between the Adviser and the Trust, on behalf of Cambria Global Asset Allocation ETF, Cambria Global Value ETF, Cambria Foreign Shareholder Yield ETF, and Cambria Emerging Shareholder Yield ETF, each a passively managed series of the Trust, on August 28, 2018 as exhibits to the most recent annual update to the Trust’s registration statement. The Registrant intends to file its sublicense agreement between the Adviser and the Trust, on behalf of the Fund, as an exhibit to the Fund’s registration statement following the agreement’s execution.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:        W. John McGuire, Esq.